

September 8, 2011

<u>Via E-mail</u>
Mr. James R. Offerdahl
Chief Financial Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, TX 78758

      Re: Convio, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 11, 2011
            Form 10-Q for the Quarterly Period Ended June 30, 2011
            Filed August 11, 2011
            File No. 001-34707

Dear Mr. Offerdahl:

We have reviewed your letter dated August 26, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

1.   We note your response to prior comment 2. Please confirm for us whether the deployment, design, and configuration services are actually sold separately by either you or by a third-party. As part of your response, please also tell us whether these services

are sold separately for every type/combination of subscription you sell. For example, if you sell subscriptions A, B and C together do you also sell the deployment, design and configuration services for each subscription separately? To the extent these services are sold mainly through third-party service providers, please tell us why you believe you do not have TPE for such services. In addition, tell us how you determine BESP for such services. In this regard, explain further your disclosures, which state you consider the average price of actual sales of services sold on a standalone basis and tell us how you determine the prices of such sales.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief